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November 29, 2013

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Justin Dobbie
Legal Branch Chief

Re: Box Ships Inc.
Registration Statement on Form F-3
Filed August 30, 2013, File No. 333-190949

Dear Mr. Dobbie:

We refer to the registration statement on Form F-3, filed by Box Ships Inc. (the "Company") with the Securities and Exchange Commission (the "Commission") on August 30, 2013 (the "Registration Statement").  By letter dated September 20, 2013 (the "Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments regarding the Registration Statement.

The Company has today filed via EDGAR Amendment No. 1 to the Registration Statement (the "Amended Registration Statement"), which responds to the Staff's comments contained in the Comment Letter.  The Amended Registration Statement also includes updates related to the passage of time.

This letter responds to the Staff's comments.  The following numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. For your convenience, each response is prefaced by the exact text of the Staff's corresponding comment in bold text.

(1)
We note that you have outstanding comments related to your Form 20-F for the fiscal year ended December 31, 2012. Please note that all comments on your Form 20-F will need to be fully resolved before we act on a request for acceleration of the effectiveness of the Form F-3.

The Company advises the Staff that, by letter dated September 26, 2013, the Staff informed the Company that its review of the Company's Form 20-F for the fiscal year ended December 31, 2012 was complete.

(2)
As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see [hyperlink omitted]). As a result of this obstacle, investors in U.S. markets who rely on your auditor's audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor's audits and its quality control procedures.

The Amended Registration Statement has been revised on page 8 to include a statement under a separate risk factor heading explaining that the Company's shareholders who rely on the Company's auditor's audit reports are deprived of the potential benefits of PCAOB inspections of auditors.

* * * * *

If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1265.

Very truly yours, SEWARD & KISSEL LLP By: /s/ Edward S. Horton Edward S. Horton

cc:           Michael Bodouroglou
President and Chief Executive Officer
Box Ships Inc.
15, Karamanli Avenue
Voula, 16673
Athens, Greece

Box Ships Inc.
15, Karamanli Avenue
Voula, 16673
Athens, Greece

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Justin Dobbie

Re:           Box Ships Inc.

November 29, 2013

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully, BOX SHIPS INC. By: /s/ Michael Bodouroglou Name: Michael Bodouroglou Title: President and Chief Executive Officer